JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

February 29, 2012

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Ms. Sherry Haywood

RE:

Gysan Holdings, Inc. (“Registrant” or “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed:  February 8, 2012

File No. 333-178199 (J&H File No. 3739.01)

Dear Ms. Long:

This firm represents Gysan Holdings, Inc., which filed a Registration Statement on Form S-1 with the Commission on November 28, 2011.  Your office provided comments to that filing by your letter dated December 21, 2011.  Subsequently, the Company filed Amendment No. 1 to the Registration Statement on Form S-1 on February 8, 2012 and your office provided comments to that filing by your letter dated February 22, 2012 (the “Comment Letter”).  We are hereby submitting a reply to your Comment Letter, which provides responses to the numbered paragraphs of your Comment Letter and which provides any supplemental information requested.  At this time, we are submitting, on behalf of the Registrant, Amendment No. 2 to the Registration Statement on Form S-1 and we are also forwarding, as correspondence, a red-lined copy of the Registration Statement which highlights changes from Amendment No. 1.

The purpose of this letter is to facilitate your review by providing responses to your Comment Letter keyed to the paragraphs of your letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

General.

1.

The Company has provided as correspondence, a letter from management containing the bullet point acknowledgements listed on Page 5 of your original comment letter dated December 21, 2011.

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Ms. Pamela Long

February 29, 2012

Registration Statement, Front Cover.

2.

A box has been checked next to the statement “if any of the securities registered on this form are to be offered on a delayed or combination basis pursuant to Rule 415...”

Prospectus Summary, Page 4.

3.

The Company has disclosed here that it is not a blank check Company and it does not have any intention to engage in a business combination.

4.

On page 5 under the heading “Earnings to Date”, Registrant has disclosed its net profit or loss for the periods ending October 31, 2010 and October 31, 2011.

Description of Business, Page 22

Products, Page 22

5.

The Registrant has contractual relationships with suppliers consisting of purchase orders submitted to suppliers for specific products.  These facts have been disclosed and purchase orders will be included as exhibits to the Registration Statement.  The Registrant does not have long term contracts with its suppliers and therefore a risk factor relating to those facts has been included under the heading “Risk Factors” on page 10.

Market Segmentation, Page 26

6.

The Registrant is not attempting to incorporate information on external websites into the Prospectus.  Accordingly, all references to websites have been removed.

Sales and Distribution Strategy, Page 29

7.

The auction facility referred to is Able Auctions and additional disclosures have been made to disclose Ms. Weisgerber’s association with Able Auctions and the relationship of Able Auctions to the Registrant.

Certain Relationships and Related Transactions, Page 34

8.

More detailed information about advances made by Grace Weisgerber to the Company have been included under the heading “Certain Relationships and Related Transactions”.

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Ms. Pamela Long

February 29, 2012

Undertaking, Page 51

9.

The undertakings have been revised to remove the references to “small business issuer” and to insure that the undertakings apply to a resale offering rather than a primary offering.

Exhibit 5.1—Legal Opinion

10.

Counsel’s legal opinion has been revised to refer to Form S-1 and the correct file number.

*     *     *     *     *

We trust these comments are helpful in facilitating your review of the Registrant’s Registration Statement.  We appreciate your response to our filing.  If you should have any questions with regard to the responses contained in this letter or if you need clarification of the issues discussed herein, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

a professional corporation

By:  /s/  Richard W. Jones

Richard W. Jones

RWJ:sd

cc

Winnie W.L. Fong

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